Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements - Unaudited
June 30, 2010
(expressed in thousands of Canadian dollars)

Baja Mining Corp.
Interim Consolidated Balance Sheets - Unaudited
As at June 30, 2010 and December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Jun. 30,	Dec. 31,
	2010	2009
Assets

Current assets

Cash and cash equivalents	11,892	6,255
Short term deposits	-	16,349
Amounts receivable	1,256	904
Deposits and prepaid expenses	422	90
	13,570	23,598

Other receivables	480	-
Mineral properties (note 3)	167,822	155,647
Property, plant and equipment (note 4)	1,800	1,687

	183,672	180,932

Liabilities

Current liabilities

Accounts payable and accrued liabilities	5,067	3,846
Current portion of environmental liabilities (note 6)	338	352
Income taxes payable	-	850
	5,405	5,048

Refundable deposit liability (note 5)	8,981	9,786
Environmental liabilities (note 6)	170	472
Loans from non-controlling interest (note 7)	42,265	36,416

	56,821	51,722
Shareholders’ Equity
Share capital (note 8)	110,461	109,979
Share purchase warrants (note 8(c))	16,077	16,077
Contributed surplus (note 8(f))	92,057	91,924
Deficit	(91,744)	(88,770)

	126,851	129,210

	183,672	180,932

Nature of Operations, Significant Events and Going Concern (note 1)
Commitments (note 11)

On behalf of the Board

/s/ C. Thomas Ogryzlo	Director	/s/ Robert Mouat	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited
For the three and six-month periods ended June 30, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Expenses

Amortization and accretion	159	192	306	392
General and administration	133	186	278	370
Management and directors fees (note 9)	69	45	115	101
Professional and consulting fees	411	133	709	345
Research	235	94	337	127
Shareholders information	137	121	310	299
Stock-based compensation (note 8 (e))	86	883	250	1,048
Wages and subcontract	790	734	1,568	945
Loss before other items	(2,020)	(2,388)	(3,873)	(3,627)
Foreign exchange (loss) gain	(1,409)	444	(363)	726
Finance and development costs expensed	-	-	-	(785)
Interest income and other	(8)	75	(1)	188
Change in estimate – refundable deposit liability (note 5)	1,165	-	1,165	-

Loss before income tax	(2,272)	(1,869)	(3,072)	(3,498)
Income tax recovery	23	-	98	-

Loss and comprehensive loss for the period	(2,249)	(1,869)	(2,974)	(3,498)

Deficit – Beginning of period	(89,495)	(82,479)	(88,770)	(80,850)

Deficit – End of period	(91,744)	(84,348)	(91,744)	(84,348)

Basic and diluted loss per share for the period	(0.02)	(0.01)	(0.02)	(0.02)
Weighted average number of shares outstanding	143,975,683	143,075,985	143,721,091	143,070,193

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Changes in Shareholders’ Equity- Unaudited
For the six-month period ended June 30, 2010 and year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Jun. 30,	Dec. 31,
	2010	2009
Share capital
Balance – beginning of period	109,979	109,611
Shares issued on exercise of stock options	223	116
Fair value of stock options exercised	259	252

Balance – end of period	110,461	109,979

Share purchase warrants
Balance – end of period	16,077	16,077

Contributed Surplus
Balance – beginning of period	91,924	89,349
Fair value of stock options granted	392	2,827
Fair value of stock options exercised	(259)	(252)

Balance – end of period	92,057	91,924

Deficit
Balance – beginning of period	(88,770)	(80,850)
Loss and comprehensive loss for the period	(2,974)	(7,920)

Balance – end of period	(91,744)	(88,770)

Total Shareholders’ Equity	126,851	129,210

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Cash flows - Unaudited
For the three and six-month periods ended June 30, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Cash flows from operating activities
Loss for the period	(2,249)	(1,869)	(2,974)	(3,498)
Items not affecting cash
Amortization and accretion	159	192	306	392
Stock-based compensation expense	86	883	250	1,048
Finance and development costs expensed	-	-	-	785
Unrealized foreign exchange loss (gain)	2,025	(4,185)	823	(2,969)
Income tax recovery	(23)	-	(98)	-
Change in estimate – refundable deposit liability	(1,165)	-	(1,165)	-
	(1,167)	(4,979)	(2,858)	(4,242)

Income tax paid	-	-	(850)	-
Special warrants liability payment	-	-	(354)	(406)
Net changes in working capital balances
Amounts receivables	(128)	1,300	(352)	1,713
Deposits and prepaids	(282)	108	(311)	(697)
Accounts payable and accrued liabilities	(92)	1,987	170	1,343

	(1,669)	(1,584)	(4,555)	(2,289)

Cash flows from investing activities
Redemption of short term deposits	7,326	346	16,349	346
Mineral properties and related deferred costs, net	(4,759)	(10,110)	(10,610)	(20,127)
Acquisition of property, plant and equipment	(209)	(94)	(327)	(197)
Reclamation activities undertaken in the period	-	(166)	-	(165)
Other long-term receivables	-	-	(480)	-

	2,358	(10,024)	4,932	(20,143)

Cash flows from financing activities
Net proceeds from issuance of common shares	28	7	223	7
Loan from non-controlling interest	3,014	844	5,037	844

	3,042	851	5,260	851

Increase (decrease) in cash and cash equivalents	3,731	(10,757)	5,637	(21,581)

Cash and cash equivalents - Beginning of period	8,161	48,411	6,255	59,235

Cash and cash equivalents - End of period	11,892	37,654	11,892	37,654

Supplemental cash flow information (note 12)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of Operations, Significant Events and Going Concern

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

Significant events

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium. In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 5 and 7).

On October 29, 2008, the Company elected to slow down the development and delay construction of the Boleo Project as a result of the impact of the global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets.

In April 2009 the Company appointed an engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope included a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

On April 14, 2010 the Company announced that it had appointed the Korean Development Bank (“KDB”) as a mandated lead arranger for an underwritten commitment of US$90,000 of senior debt plus US$50,000 of subordinated debt. These facilities form part of a senior debt financing package of US$690,000 with lenders that may include Export Development Canada (“EDC”) and the Export-Import Bank of the United States (“US EXIM”). EDC has been appointed to act as technical agent for the lending group. This senior debt financing package, which remains subject to completion, will be utilized for the construction of the Boleo Project.

On April 19, 2010 the Company filed a final short form base shelf prospectus with the Securities Commissions of British Columbia, Alberta and Ontario and a corresponding shelf registration statement on Form F-10 with the US Securities and Exchange Commission. These filings will allow the Company to make offerings of any combination of various equity and debt instruments up to $500,000 at any time during the 25 month period that the filings remain effective.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of Operations, Significant Events and Going Concern (continued)

On June 7, 2010, the Company announced that it has entered into a binding Letter of Intent with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus”), whereby Louis Dryfus intends to enter into offtake agreements to purchase, on commercial terms, 70% of the annual copper and cobalt production from the Boleo Project for the first 10 years of metal production. In exchange Louis Dreyfus will subscribe to the proposed future financing to be undertaken by the Company for an aggregate purchase price of up to US$ 40 million. In addition, Louis Dreyfus will provide a US$ 35 million Letter of Credit in order to satisfy the Company’s equity cost overrun requirement for the financing package for the Boleo project.

Going Concern

The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future.

While these interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $91,744 at June 30, 2010.

The Company will need to raise sufficient funds to meet its obligations, commitments, as well as fund ongoing development and administration expenses, in accordance with the Company’s spending plans. The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continue discussions with numerous lending institutions and have now targeted certain institutions including development banks and export credit agencies such as EDC, US EXIM and KDB, as the most effective path towards securing a revised credit and financing package for the project capital costs of the Boleo Project. In addition to a senior credit and financing package (referred to above), the Company will need to obtain additional financing through but not limited to, the issuance of additional equity.

Management believes that based upon the underlying value of the Boleo Project, that it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies

Basis of presentation

These financial statements are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiaries Baja International s.a.r.l., Boleo International s.a.r.l., Invebaja, SA de CV and its 70% owned subsidiaries Desarrolloas y Servicios Costeos, SA de CV, Servicios y Desarrollos Meseta Central, SA de CV and MMB, which holds the mineral property rights to the Boleo Project. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these interim consolidated financial statements.

3	Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007, are as follows:

	Jun. 30, 2010	Dec. 31, 2009
Land	759	735
Mining concessions	347	281
Deferred development costs
Stock based compensation	2,312	2,170
Accretion of special warrant liability	299	277
Accretion of loans from non-controlling interest	576	435
Amortization	799	611
Asset retirement obligation capitalized	619	619
Engineering	38,089	32,821
Site work	37,602	36,713
Construction in progress – Acid plant	15,038	14,902
Construction in progress – Equipment	36,211	35,956
Construction in progress – Other	9,771	9,012
Salary, consulting, financing and other costs	25,400	21,115

Total at cost	167,822	155,647

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

4	Property, plant and equipment

			Jun. 30, 2010
	Cost	Accumulated amortization	Net
Computer equipment and software	960	(579)	381
Leasehold improvements	165	(134)	31
Machinery and equipment	636	(386)	250
Office equipment and furniture	226	(159)	67
Transportation equipment	963	(448)	515
Buildings	660	(104)	556

	3,610	(1,810)	1,800

			Dec. 31, 2009
	Cost	Accumulated amortization	Net
Computer equipment and software	614	(551)	63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571

	3,247	(1,560)	1,687

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

5	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (notes 1 and 7), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of economic completion of the Boleo Project or May 30, 2011.

During the quarter ended June 30, 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was determined that the production decision will likely only be made subsequent to May 30, 2011. Based on a weighted probability assessment, it was estimated that the manganese production decision could likely be made on or earlier than December 31, 2012. As such the amortized cost of the liability has been remeasured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,810 (US$8,421) and consequently a reduction in the liability of $1,164 was recognized as a change in estimate in the statement of operations and comprehensive loss.

	Face value US$	Amount recognized US$	Amount recognized Cdn$
Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the year	-	427	487
Unrealized foreign exchange gain for the year	-	-	(1,605)

Balance - December 31, 2009	10,000	9,350	9,786
Accretion of discounted liability for the period	-	231	238
Unrealized foreign exchange loss for the period	-	-	122
Change in estimate	-	(1,113)	(1,165)

Balance – June 30, 2010	10,000	8,468	8,981

At June 30, 2010, the Company estimated the fair value of the refundable deposit liability at $9,046 (face value of US$10,000) based on an estimated discount rate of 6.57% applied through the remaining 30 months to December 31, 2012.

The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at June 30, 2010, considering that the liability is unsecured;

  the credit risk of MMB.

The exchange rate applied in the valuation at June 30, 2010 was US$0.9429/$1.00.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Environmental liabilities

	Jun. 30, 2010	Dec. 31, 2009
Special warrants liability (note 6 (a))	331	653
Asset retirement obligation (note 6 (b))	177	171
	508	824
Less – current portion	(338)	(352)

Long-term balance	170	472

a)	Special warrants liability

On February 2, 2010, the Company made the second of three payments of US$333 to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca.

	Amount US$	Discounted US$	Discounted Cdn$
Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	80	91
Unrealized foreign exchange gain for the period	-	-	(106)
Less – Repayment	(333)	(333)	(406)

Balance – December 31, 2009	667	624	653
Accretion of discounted liability for the period	-	21	22
Unrealized foreign exchange loss for the period	-	-	10
Less – Repayment	(333)	(333)	(354)

Balance – June 30, 2010	334	312	331
Less – current portion	(334)	(312)	(331)

Long term balance – June 30, 2010	-	-	-

b)	Asset retirement obligation

Balance – December 31, 2008	834

Accretion of discounted liability for the period	67
Reclamation activities undertaken during the period	(517)
Change in estimated cash flows	(213)

Balance – December 31, 2009	171
Accretion of discounted liability for the period	6

Balance – June 30, 2010	177
Less – current portion	(7)

Long term balance – June 30, 2010	170

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing:

	Face value US$	Amount recognized US$	Amount recognized Cdn$

Historic Expenditure funding (i)

Balance – December 31, 2009	13,867	3,976	4,162
Accretion of discounted liability for the period	-	137	141
Unrealized foreign exchange loss for the period	-	-	59

	13,867	4,113	4,362

Contribution to construction costs (ii)

Balance – December 31, 2009	30,819	30,819	32,254
Additional contributions to construction costs	4,920	4,920	5,037
Unrealized foreign exchange loss for the period	-	-	612

	35,739	35,739	37,903

Balance – June 30, 2010	49,606	39,852	42,265

(i)

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)

All contributions subsequently funded by the Korean Consortium, which amounted to US$35,739 were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Loans from non-controlling interest (continued)

At June 30, 2010, the Company estimated the fair value of loans from non-controlling interest at $7,547 (face value of US$49,606), based on an estimated discount rate of 12.1% and an estimated period of 17 years to repayment. The exchange rate applied in the valuation at June 30, 2010 was US$0.9429/$1.00. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at June 30, 2010, considering that the loans are unsecured;

  the credit risk of MMB.

The period to repayment was estimated at June 30, 2010, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

8	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount
Balance – December 31, 2008	143,064,337	109,611
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 8 (f))	-	252
Balance – December 31, 2009	143,394,337	109,979
Shares issued on exercise of stock options	587,500	223
Fair value of options exercised (note 8 (f))	-	259
Balance – June 30, 2010	143,981,837	110,461

On April 19, 2010, the Company filed a short form base shelf prospectus which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

c)	Details of share purchase warrant activity are as follows:

	Shares purchase warrants	Amount
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-
Balance – December 31, 2009	25,046,978	16,077
Warrants expired during the period	(60,000)	-
Balance – June 30, 2010	24,986,978	16,077

d)	Warrants

During the period ended June 30, 2010, 60,000 of the Company’s share purchase warrants expired, while no share purchase warrants were issued or exercised.

The following table summarizes information about share purchase warrants outstanding at June 30, 2010:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $
0.00 to 0.49	60,000	0.59	-
0.49 to 0.99	77,187	0.79	0.90
1.00 to 1.49	8,681,791	0.78	1.25
1.50 to 2.50	16,168,000	2.24	2.49
	24,986,978	1.72	2.05

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

e)	Stock options

A summary of the Company’s stock options at June 30, 2010 and the changes during the period are as follows:

	Number of options	Weighted average exercise price $

Balance – December 31, 2009	13,075,000	0.43
Granted	200,000	0.81
Exercised	(587,500)	0.38
Forfeited	(62,500)	0.87

Balance – June 30, 2010	12,625,000	0.44

The following table summarizes information about stock options outstanding and exercisable at June 30, 2010:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options	Weighted average exercise price $

0.35 to 0.49	10,190,000	1.94	0.40	9,296,250	0.40
0.50 to 0.99	2,435,000	3.94	0.59	1,117,500	0.59

	12,625,000	2.32	0.44	10,413,750	0.42

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At June 30, 2010, the Company has reserved 13,485,609 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

e)	Stock options (continued)

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 200,000 five-year stock options to consultants and employees, with a fair value of $90 attributed to these options. The total stock-based compensation recorded during the period on all vesting options was $392 (2009 –$1,911). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($250; 2009 - $1,048) or to mineral properties ($142; 2009 - $863), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	1.78%	1.49%
Dividend yield	0%	0%
Expected volatility	84%	84%
Expected stock option life	3.16 years	3.12 years
Weighted average forfeiture rate	0%	0%
Weighted average fair value of stock options granted	$0.45	$0.27

f)	Contributed surplus

Details are as follows:

Balance – December 31, 2008	89,349
Fair value of options vested	2,827
Fair value of options exercised	(252)

Balance – December 31, 2009	91,924
Fair value of options vested	392
Fair value of options exercised	(259)

Balance – June 30, 2010	92,057

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common during the six-month period:

	2010	2009

Directors fees – administration	57	36
Management fees - administration	58	65
Management fees – development costs	221	219

	336	320

The above transactions, as well as the Korean Consortium’s contributions post closing (note 7), occurring in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

10	Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended June 30, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	6,506	163,597	170,103
Current assets	6,044	7,525	13,569
Total assets	12,550	171,122	183,672

The breakdown by geographic region for the year ended Dec. 31, 2009 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

No revenues were earned in either of the geographic areas.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo Project and its new corporate office. Total contractual obligations entered at June 30, 2010 are estimated to be $3,823 (December 31, 2009 - $1,961), the payments for which are all expected during the remainder of 2010.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at June 30, 2010 amount to $232 (December 31, 2009 - $630), the payments for which are all expected during the remainder of 2010.

c)

The Company currently has two operating leases for office space in Vancouver, expiring September 2010. The remaining future minimum lease payments on these leases amount to $26 (December 31, 2009 - $78). During the period, the Company agreed to an office lease at a new location to replace the existing lease when it expires. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”), related to the tenant improvement allowance, of $757 prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

The Company’s future minimum lease payments under these leases are as follows:

2010	1,099
2011	626
2012	626
2013	626
2014	626
Thereafter	3,598
7,201

d)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

12	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	Three months ended June 30,		Six months ended June 30,

	2010	2009	2010	2009

(Decrease) increase in accounts payable and accrued liabilities related to mineral property and deferred development costs)	92	(3,621)	974	(8,826)
Decrease in deposits and prepaid expenses related to mineral property and deferred development costs	-	181	-	5,220
Special warrant accretion included in mineral property and deferred development costs	9	22	22	50
Accretion of historical expenditure funding contribution included in mineral property and deferred development costs	71	77	141	154
Stock-based compensation included in mineral property and deferred development costs	52	748	142	863

Other supplemental information:

Interest received	3	30	10	85
Realized foreign exchange gains (losses)	238	(826)	317	(334)
Unrealized foreign exchange gains (losses) on cash and cash equivalents.	378	(2,915)	143	(1,909)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

13	Fair value measurements

Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

The fair values of our financial instruments in the financial statements as at June 30, 2010 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value

Held for trading

Cash and cash equivalents	-	11,892	-	11,892	11,892

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

The following differences have been identified between Canadian GAAP and US GAAP as it applies to the Company:

(i)	Measurement of Loans from Non-controlling interest:

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$35,739, in addition to the US$13,867 included in the initial proceeds from the sale of the interest. Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below.

For US GAAP purposes the fair value of these loans upon recognition, has been calculated at $8,194, applying the following assumptions:

Estimated period to repayment	17 - 20 years
Discount rates	6.71% on the amount of US$12,609
7.52% on the amount of US$15,420
12.59% on the amount of US$780
12.46% on the amount of US$450
12.45% on the amount of US$420
12.40% on the amount of US$300
12.60% on the amount of US$840
12.55% on the amount of US$600
12.53% on the amount of US$1,350
12.56% on the amount of US$1,680
12.35% on the amount of US$1,290

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy which is consistent for both Canadian GAAP and US GAAP.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

(i)	Measurement of Loans from Non-controlling interest (continued)

As a result of initially recognizing the loans from non-controlling interest at fair value (under US GAAP), as opposed to full face value (under Canadian GAAP), the loan is recognized at a discounted US dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalent yielded a lower foreign exchange gain (loss) during the period.

(ii)	Recognition of changes in estimate related to refundable deposit liability:

As per note 5, the Company re-estimated the amortized cost of the refundable deposit liability during the period. As a result, the Company recognized a reduction in the amortized cost of the liability, with a gain of $1,165 included in the statement of operations and comprehensive loss in accordance with Canadian GAAP. However, under US GAAP, the amortized cost of the liability is not adjusted, rather the change in estimate is recognized in the statement of operations and comprehensive loss prospectively through reduced accretion expenses as the amortized cost continues to be accreted to the face value of the liability, however over the new extended estimated life of the liability.

Since the amortized cost of the US$-denominated liability is not adjusted under US GAAP, the effect of changes in foreign currency rates is different from those under the Canadian GAAP treatment.

(iii)	Recognition of Non-controlling interest:

Further, under US GAAP, SFAS-160 - Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) allows losses attributed to non-controlling interests to exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

a)	The impact of the above differences between Canadian and US GAAP on the loss for the periods ended June 30, as reported, is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Loss and comprehensive loss for the period - Canadian GAAP	(2,249)	(1,869)	(2,974)	(3,498)
Adjustment of accretion expense (ii)	33	-	33	-
Adjustment of foreign exchange differences (i), (ii)	1,202	(2,120)	456	(1,738)
Adjustment of change in estimate – refundable deposit liability (ii)	(1,165)	-	(1,165)	-

(Loss) income for the period - US GAAP	(2,179)	(3,989)	(3,650)	(5,236)
Less: Loss (income) for the period – US GAAP – non-controlling interest (iii)	72	(4,326)	188	(3,447)
(Loss) income for the period – US GAAP - shareholders	(2,107)	(8,315)	(3,462)	(8,683)

Basic and diluted loss per share – US GAAP	(0.02)	(0.06)	(0.02)	(0.06)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	June 30,	December 31,
	2010	2009

Shareholders’ equity - Canadian GAAP	126,851	129,210
Fair value adjustment recognized in contributed surplus (i)	29,516	25,111
Adjustment of accretion expense (ii)	33	-
Adjustment of foreign exchange differences (i), (ii)	194	(262)
Adjustment of change in estimate – refundable deposit liability(ii)	(1,165)	-
Accumulated income attributed to non-controlling interest (iii)	(3,117)	(3,305)

Shareholders’ equity attributable to shareholders – US GAAP	152,311	150,754
Shareholders’ equity attributable to non-controlling interest	3,117	3,305

Total Shareholders’ equity - US GAAP	155,428	154,059

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	June 30,	December 31,
	2010	2009

Total assets - Canadian GAAP	183,672	180,932
Accretion recognized in mineral properties (i)	1,101	776

Total assets - US GAAP	184,773	181,708
Total liabilities - Canadian GAAP	56,821	51,722
Fair value adjustment recognized in contributed surplus	(29,516)	(25,111)
Adjustment in accretion recognized (i), (ii)	1,069	776
Adjustments to foreign exchange differences (i), (ii)	(194)	262
Adjustment of change in estimate – refundable deposit liability (ii)	1,165	-

Total liabilities - US GAAP	29,345	27,649

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative
from inception to
June 30, 2010

Expenses

Amortization and accretion	1,912
Exploration	66,174
General and administration	6,162
Management and directors fees	1,371
Professional and consulting fees	4,239
Research	638
Shareholders information	3,046
Stock-based compensation expense	6,839
Wages and subcontracting	6,690
Loss before other items	(97,125)
Loss on disposal of property, plant & equipment	(83)
Finance and development costs expensed	(2,733)
Foreign exchange gain	4,159
Net interest income and other	2,616
Loss before Income tax	(93,166)
Income tax	484
Loss after Income tax	(92,682)
Earnings attributable to non-controlling interest	(3,117)
Deficit attributable to shareholders	(95,799)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company) . The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146	-	-	(30,820)	(30,674)
Loss for the year		-	-	-	-	(691)	(691)
Special warrants exercised	0.15	1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties		-	31,432	-	-	-	31,432
Stock option exercised	0.17	30,000	-	-	-	-	-
Warrants exercised	0.18	224,000	-	-	-	-	-
Balance - December 31, 2001		15,159,686	31,578	-	-	(31,511)	67

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67
Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-
Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548
Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-
Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7
Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147
Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1
Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2006		76,280,820	44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000
Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017	65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-	-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2008		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Income for the year		-	-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised		-	1,122	(1,122)	-	-	-
Options exercised	0.35	330,000	116				116
Fair value of options exercised		-	82	-	(82)	-	-
Stock-based Compensation		-	-	-	1,542		1,542
Contribution relating to funding obligation		-	-	-	69,380	-	69,380
Contribution relating to refundable deposit liability		-	-	-	1,387	-	1,387
Contribution relating to historical expenditure		-	-	-	10,377	-	10,377
Contribution relating to loans from non-controlling interest		-	-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337	109,611	16,077	111,710	(76,842)	160,556

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed		Non-controlling
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Interest	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2009		143,064,337	109,611	16,077	111,710	(76,842)	-	160,556
Loss for the period attributed to shareholders		-	-	-	-	(15,495)	-	(15,495)
Profit for the period attributed to non-controlling interest		-	-	-	-	-	3,305	3,305
Options exercised	0.35	330,000	116					116
Fair value of options exercised		-	252	-	(252)	-	-	-
Stock-based Compensation		-	-	-	2,827	-	-	2,827
Contribution relating to loans from non-controlling interest		-	-	-	2,750	-	-	2,750
Balance – December 31, 2009		143,394,337	109,979	16,077	117,035	(92,337)	3,305	154,059
Loss for the period attributed to shareholders		-	-	-	-	(3,462)	-	(3,462)
Loss for the period attributed to non-controlling interest		-	-	-	-		(188)	(188)
Options exercised	0.35	290,000	102	-	-	-	-	102
Options exercised	0.40	285,000	114	-	-	-	-	114
Options exercised	0.57	12,500	7	-	-	-	-	7
Fair value of options exercised		-	259	-	(259)	-	-	-
Stock-based Compensation		-	-	-	392	-	-	392
Contribution relating to loans from non-controlling interest		-	-	-	4,404	-	-	4,404
Balance – June 30, 2010		143,981,837	110,461	16,077	121,572	(95,799)	3,117	155,428

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010
(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from
inception to
June 30, 2010

Cash flows from operating activities
Loss for the period	(92,682)
Items not affecting cash
Amortization and accretion	3,040
Gain on disposal of property, plant & equipment	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	11,843
Unrealized foreign exchange	319
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(484)
(73,942)
Income tax paid	(850)
Special Warrants Liability payment	(760)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	663
Deposits and prepaids	834
Accounts payable and accrued liabilities	1,758
(72,814)
Cash flows from investing activities
Expenditure on capitalized development costs, net	(167,480)
Acquisition of property, plant and equipment	(4,285)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
Investment in long-term receivable	(480)
(169,906)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	91,771
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Loans from non-controlling interest	51,836
254,612

Cash and cash equivalents - End of period	11,892

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated interim financial statements were presented in accordance with US GAAP:

	June 30,	December 31,
	2010	2009

Operating payables	899	652
Payables related to development cost of mineral properties	4,168	3,194

	5,076	3,846

g)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated interim financial statements were presented in accordance with US GAAP:

		Weighted
	Number of	average
	options	fair value
		$

Non-vested – December 31, 2009	3,688,750	0.44
Granted	200,000	0.45
Vested	(1,615,000)	0.49
Forfeited	(62,500)	0.45
Non vested – June 30, 2010	2,211,250	0.40

The intrinsic value of all outstanding stock options as at June 30, 2010 was estimated at $2,392 based on a closing share price of $0.62. The unrecognized stock based compensation (related to future services) at June 30, 2010 was estimated at $218 which is expected to be recognized over a weighted-average period of 0.51 years.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
June 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

h)	New accounting pronouncements adopted under US GAAP

i)

SFAS-167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and require ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards will be effective for us beginning in the first quarter of fiscal 2010. The adoption of the new standard did not have an impact on the Company’s consolidated financial position, results of operations and cash flows.

ii)	Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this statement did not have a significant impact on the note disclosures within the Company’s interim consolidated financial statements.